**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C.  20549**

# FORM 8-K

**CURRENT REPORT**
**Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

Date of report (Date of earliest event reported)  __**December 12, 2003**__

**MYERS INDUSTRIES, INC.**
(Exact name of registrant as specified in its charter)

| **Ohio** | **1-8524** | **34-0778636** |
|:---:|:---:|:---:|
| (State or other jurisdiction of incorporation) | (Commission File Number) | (IRS Employer Identification Number) |

| **1293 South Main Street, Akron, OH** | **44301** |
|:---:|:---:|
| (Address of Principal Executive Offices) | (Zip Code) |

Registrant's Telephone Number, including area code  __**(330) 253-5592**__

(Former name or former address, if changed since last report)

**Item 5**.  **Other Events and Regulation FD Disclosure**

On December 15, 2003, the Registrant issued a press release announcing completion of the placement of $100 million of Senior Unsecured Notes in a private transaction with a limited number of institutional investors.  A copy of the press release is attached hereto as Exhibit 99.1 and incorporated herein by reference.

**Item 7**.  **Financial Statements and Exhibits**
   (c)   Exhibits
       99.1       Press release of Company dated December 15, 2003.

**SIGNATURES**

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

<u>**Myers Industries, Inc**</u>
(Registrant)

DATE <u>**December 15, 2003**</u>      By:  <u>**/s/ Kevin C. O'Neil**</u>
                                  Kevin C. O'Neil
                                  General Counsel and
                                  Assistant Secretary